Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	Nine Months Ended September 30, 2014	Three Months Ended September 30, 2014
Earnings before income taxes	$8,381	$3,078
Add (deduct):
Dividends from less than 50% owned affiliates	73	28
Fixed charges	958	325
Interest capitalized, net of amortization	1	—
Earnings available for fixed charges	$9,413	$3,431
Fixed charges:
Interest incurred	$874	$297
Portion of rent expense deemed to represent interest factor	84	28
Fixed charges	$958	$325
Ratio of earnings to fixed charges	9.8	10.6

Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings before income taxes	$12,542	$13,004	$12,542	$10,332	$9,249
Add (deduct):
Dividends from less than 50% owned affiliates	1	—	—	—	—
Fixed charges	1,216	1,115	1,042	1,069	1,006
Interest capitalized, net of amortization	4	2	(2)	1	2
Earnings available for fixed charges	$13,763	$14,121	$13,582	$11,402	$10,257
Fixed charges:
Interest incurred	$1,105	$1,009	$940	$976	$920
Portion of rent expense deemed to represent interest factor	111	106	102	93	86
Fixed charges	$1,216	$1,115	$1,042	$1,069	$1,006
Ratio of earnings to fixed charges	11.3	12.7	13.0	10.7	10.2